AllianceBernstein Funds
1345 Avenue of the Americas
New York, NY 10105


July 16, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Laura Hatch


Re: In the matter of the following SEC Filings:



Fund                                                             Fiscal Year End
----                                                             ---------------
AllianceBernstein Cap Fund, Inc.  -
     AllianceBernstein Dynamic All Market Fund                    2/28/2013
AllianceBernstein Corporate Shares -
     AllianceBernstein Corporate Income Shares                    4/30/2013
AllianceBernstein Corporate Shares -
     AllianceBernstein Tax-Aware Real Return Income Shares        4/30/2013
AllianceBernstein Corporate Shares -
     AllianceBernstein International Focus Shares                 4/30/2013
AllianceBernstein Cap Fund, Inc. -
     AllianceBernstein International Discovery Equity Portfolio   6/30/2013
AllianceBernstein Cap Fund, Inc.  -
     AllianceBernstein Select US Equity Portfolio                 6/30/2013
AllianceBernstein Cap Fund, Inc. -
     AllianceBernstein Select US Long/Short Portfolio             6/30/2013
The AllianceBernstein Pooling Portfolios -
     AllianceBernstein Global Research Growth Portfolio           8/31/2013
The AllianceBernstein Pooling Portfolios -
     AllianceBernstein Global Value Portfolio                     8/31/2013
AllianceBernstein Bond Fund, Inc. -
     AllianceBernstein Limited Duration High Income Portfolio     9/30/2013
AllianceBernstein Income Fund, Inc.                              12/31/2013


Dear Ms. Hatch:

Enclosed are responses to the requests made during my phone conversation with you and other members of AllianceBernstein on June 17, 2014.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing ; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing ; and
(iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo
-------------------
Joseph Mantineo
Treasurer and Chief Financial
Officer of each Fund




cc:      Larry Cranch, AllianceBernstein L.P.
         Phil Kirstein, Senior Officer of the Funds
         Mark R. Manley, AllianceBernstein L.P.
         Emilie Wrapp, AllianceBernstein L.P.
         Stephen Laffey, AllianceBernstein L.P.
         Vince Noto, AllianceBernstein L.P
         Steve Woetzel, AllianceBernstein L.P.
         Phyllis Clarke, AllianceBernstein L.P.

Comment #1:
AllianceBernstein Cap Fund, Inc. - AllianceBernstein International Discovery Equity Portfolio and AllianceBernstein Select US Equity Portfolio, AllianceBernstein Bond Fund, Inc. - AllianceBernstein Limited Duration High Income Portfolio - Form N-1A
--------------------------------------------------------------------------------
In the current prospectus expense examples, the waiver was included for a period longer than one year, for Class A and other classes.

Response #1:
With respect to each Portfolio, any misstated information has been corrected in supplements dated June 12, 2014 or June 13, 2014. In addition, with respect to AllianceBernstein Select US Equity Portfolio, we note that the current expense cap is in place for more than one year from the date of the prospectus. The extended period is captured in the calculation of hypothetical expense examples.

Comment #2:
AllianceBernstein Cap Fund, Inc. - AllianceBernstein Select US Long/Short Portfolio - Form N-1A
--------------------------------------------------------------------------------
In the current prospectus expense examples, the information for Class A and Class I was incorrect.

Response #2:
The misstated information has been corrected within the supplement dated June 12, 2014.

Comment #3:
AllianceBernstein Cap Fund, Inc. - AllianceBernstein Dynamic All Market Fund, AllianceBernstein Bond Fund, Inc. - AllianceBernstein Limited Duration High Income Portfolio, AllianceBernstein Corporate Shares - AllianceBernstein Corporate Income Shares - Form N-CSR
--------------------------------------------------------------------------------
Please verify that the funds cover the full notional value for credit default swap sales.

Response #3:
The funds monitor the availability of cash and/or liquid assets to cover the funds' notional exposure on all credit default swap sales.

Comment #4:
AllianceBernstein Cap Fund, Inc. - AllianceBernstein Dynamic All Market Fund, AllianceBernstein Bond Fund, Inc. - AllianceBernstein Limited Duration High Income Portfolio, AllianceBernstein Corporate Shares - AllianceBernstein Tax-Aware Real Return Income Shares - Form N-CSR
--------------------------------------------------------------------------------
Please verify that the funds had appropriate segregated assets for total return swaps.

Response #4:
The funds monitor the availability of cash and/or liquid assets to cover the funds' unrealized loss exposure on all total return swaps.

Comment #5:
The AllianceBernstein Pooling Portfolios - AllianceBernstein Global Research Growth Portfolio and AllianceBernstein Global Value Portfolio - EDGAR Database
--------------------------------------------------------------------------------
The funds are shown as active series on the EDGAR, but the last filed report was as of August 31, 2008. Please de-activate the funds on EDGAR database.

Response #5:
The Adviser intends to maintain the registration of these Portfolios. For this purpose, they remain on the EDGAR database and, if subsequently offered, their registration statements will be updated.

Comment #6:
The AllianceBernstein Pooling Portfolios - AllianceBernstein High Yield Portfolio - Form N-1A
--------------------------------------------------------------------------------
The fund's current prospectus states that it may enter into certain derivatives, but lacks further clarification as to the extent. As the fund invests significantly in derivatives, consider enhancing the disclosure in the prospectus.

Response #6:
The Fund believes that the Prospectus disclosure is appropriate but will review and consider whether any changes are warranted in light of the fund's investments in derivatives.

Comment #7:
The AllianceBernstein Pooling Portfolios - AllianceBernstien High Yield Portfolio, AllianceBernstein Income Fund, Inc. - Form N-CSR
--------------------------------------------------------------------------------
Please advise why certain reverse repurchase agreements show a negative interest rate or a zero rate?

Response #7:
The Fund understands that in the current low interest rate environment, the Treasury market has been experiencing settlement problems due to the scarcity of certain Treasury instruments. As a result, certain reverse repurchase agreement counterparties have been willing to pay interest or forgo charging a fee if certain Treasury instruments are used as collateral on reverse repurchase agreements, enabling them to meet their delivery obligations on transactions with third parties and avoid the 3% fails charge associated with fail settlements on those third party transactions.

Comment #8:
AllianceBernstein Income Fund, Inc. - Form N-CSR
------------------------------------------------
Please advise how the receipt of payment-in-kind (PIK) interest affects the advisory fee calculation?

Response #8:
All income regardless of the payment method is included in the accrued income bucket and captured in the gross income calculation for advisory fee purposes.

Comment #9:
AllianceBernstein Corporate Shares - AllianceBernstein International Focus Shares - EDGAR Database
--------------------------------------------------------------------------------
The fund is shown as an active series on EDGAR database, but last filing was on Form N-Q as of January 31, 2012. Please de-activate on EDGAR database.

Response #9:
The Adviser intends to maintain the registration of these Portfolios. For this purpose, they remain on the EDGAR database and, if subsequently offered, their registration statements will be updated.